Exhibit (a)(1)(I)

Employment and Benefit Q&As

The following questions and answers are intended to respond to some of the general employment and benefits questions MGI PHARMA associates may have in light of the announced transaction between MGI PHARMA and Eisai.

MGI PHARMA acknowledges that, in addition to the questions presented below, MGI PHARMA associates have specific questions regarding Eisai’s general compensation structure and the types of benefits – such as retirement plans and health and welfare benefits – which may be provided following the closing once MGI PHARMA associates become employees of Eisai.  Though the Q&As below do not generally address the benefits that will be provided following the closing, Eisai intends to provide continuing employees with more details regarding post-closing benefits soon after the closing.  Employees may also have questions concerning individual employment or other agreements that may have been entered into with MGI PHARMA. If you have questions on your individual agreements, you should consult the terms of those agreements and contact an outside advisor if you feel it is necessary.

What activities should MGI PHARMA associates focus on for the next 60 days?

MGI associates should continue to focus on building MGI PHARMA’s business.

Will MGI PHARMA associates be asked for information from counterparts at Eisai?  If so, to what extent can they provide information?

When appropriate, integration teams with representation from both organizations will be developed.  Keep in mind, however, that until the transaction is completed, MGI PHARMA remains an independent company and is not a part of Eisai.  Therefore, please do not contact anyone at Eisai until you are directed to do so by your supervisor.

Will 2007 performance reviews be completed?

Yes, 2007 performance reviews will be completed as part of MGI PHARMA’s normal year end processes.

Will 2007 bonuses be paid?  When?

Consistent with the terms of MGI PHARMA’s Corporate Bonus Program, non-sales associates will continue to be eligible to receive their 2007 bonuses in accordance with the terms of the bonus program.  Consistent with MGI PHARMA’s past practices, corporate bonuses to non-sales associates will be paid after the year-end results have been certified.  We currently anticipate that corporate bonuses for non-sales associates will be made in February.

Additionally, 4th quarter bonuses for sales associates will be in accordance with the terms of the field incentive program.  We currently anticipate that the sales bonuses will be made in March.

Will non-sales associates be eligible for their 2007 bonus, if they are employed on 12/31/07, but find a new job before the transaction is completed or before bonuses are paid?

Yes, consistent with MGI PHARMA’s past practice, an associate who terminates employment following 12/31/07 will be eligible to receive a bonus in accordance with the criteria established by the Corporate Bonus Program unless the associate is terminated for cause.

Will merit increases be processed?  When?

Associates continue to be eligible for merit increases based upon their individual performance and consistent with MGI PHARMA practices.  As in past years, the merit increase appraisal process occurred during December.  Any merit increase to which a non-sales associate becomes entitled will generally become effective the first week of February, with pay retroactive to January 1st.

Any merit increase to which a sales associate becomes entitled will generally become effective the last week of February or the first week of March, with pay retroactive to January 1st.

If a promotion was requested during AOP will it be processed?  When?

Promotions submitted as part of the AOP will be processed in February, with pay retroactive to January 1st.

Will the fixed employer contribution and profit sharing contribution to the MGI PHARMA Retirement Plan be provided to associates?

Yes, the fixed employer contribution and profit sharing contribution to the MGI PHARMA Retirement Plan will be provided to eligible associates.  The profit sharing contribution, which historically has been made in shares of MGI PHARMA common stock, will instead be made in cash.  We currently anticipate that these contributions will be posted to participant accounts by the end of January.

Can MGI PHARMA recruit and hire new associates?

Yes, the merger agreement provides that prior to the closing of the merger, MGI PHARMA can continue to recruit and hire new associates in the ordinary course of business and consistent with past practices.

How should MGI PHARMA associates answer candidate questions relative to MGI PHARMA’s future?

MGI PHARMA is continuing to grow its business by identifying and hiring top candidates to ensure future success and to improve care for patients.  MGI PHARMA understands that this is a somewhat uncertain time, however, MGI PHARMA expects to build upon the growth it has achieved.

How should MGI PHARMA associates answer questions from recruiters?

MGI PHARMA is continuing to grow its business by identifying and hiring top candidates to ensure future success and to improve care for patients.  MGI PHARMA understands that this is a somewhat uncertain time; however, MGI PHARMA expects to continue to build upon the growth it has achieved.

How should MGI PHARMA associates answer questions from individuals who have accepted offers?

MGI PHARMA is continuing to grow its business by identifying and hiring top candidates to ensure future success and to improve care for patients.  MGI PHARMA understands that this is a somewhat uncertain time; however, MGI PHARMA expects to continue to build upon the growth it has achieved.

If an MGI PHARMA associate’s employment is terminated, will he or she be paid for his or her accrued vacation balance?

Yes, in accordance with the company’s historical practice and applicable law, if an associate’s employment is terminated, he or she will be paid for his or her accrued and unused vacation.

Will associates receive a 2008 stock grant of MGI PHARMA stock?

No, under the terms of the Merger Agreement, MGI PHARMA is no longer permitted to grant equity awards.

Are associates permitted to participate in the MGI PHARMA ESPP?

No, associates are no longer permitted to participate in the ESPP.  If you made salary deferrals in anticipation of participating in the purchase period that was to have ended on December 31, 2007, you should already have received a refund of those amounts in your December 28, 2007 paycheck.

What will happen to current unvested stock option and restricted stock unit (RSUs)  awards upon the closing?

Upon the closing, any unvested stock options and restricted stock units will be fully vested and treated as described below.

If the transaction is completed, how much will MGI PHARMA associates receive for their unexercised stock options and RSUs?

Eisai has extended an offer of $41 per share of MGI PHARMA common stock.  Therefore, following the closing, holders of MGI PHARMA stock options would be paid the difference between $41 and the exercise price of the options, less all required taxes.  Holders of RSUs would be paid $41 for each share of MGI PHARMA stock, less all required taxes.

Will MGI PHARMA associates have to exercise their stock options prior to the closing?  If not, how will they receive the merger consideration for their options?

No, holders of MGI PHARMA stock options will not have to exercise their stock options prior to the closing to be paid for their options.  At the closing of the transaction, or as soon as possible thereafter, each MGI PHARMA option outstanding will automatically be cashed out and terminated and the holder of the option will receive a payment of $41 per share less the exercise price of the option and less any applicable taxes.

Is the answer to the above different for holders of ISOs?

No, holders of ISOs will also benefit from the acceleration of vesting of any unvested awards and will also receive $41 per share less the exercise of the option and less any applicable taxes.  However, because the transaction is being structured as a cash out of MGI PHARMA common stock, holders of ISOs will not be able to satisfy the required ISO holding period requirements.  Therefore, holders of ISOs will be taxed in the same manner as holders of non-qualified stock options and will have to pay withholding and Social Security and Medicare taxes on their option gains.

If an MGI PHARMA associate previously exercised an ISO that is now being cashed out in the transaction, will he or she lose the tax benefits associated with ISOs?

Although the shares acquired upon exercise of an ISO will be entitled to receive the $41 per share tender offer consideration, if the stock acquired upon exercise of an ISO has not been held for the required ISO holding period requirements (at least two years after the date of grant and for one year after the date of exercise), then the cash-out of the ISO in the transaction will be considered a “disqualifying disposition” and the MGI PHARMA associate will realize ordinary income when the stock is cashed out in an amount equal to the excess of the fair market value of the stock at the time of exercise of the ISO over the option exercise price.  Any gain in excess of the amount recognized as ordinary income when the shares are cashed out will be taxed as capital gain.

What should be done if an MGI PHARMA associate did not receive the tender offer materials?

First, the tender offer materials were only distributed to holders of MGI PHARMA stock (i.e. ESPP shares, vested RSUs, shares invested in the Retirement Plan, shares purchased on the market, etc.). If you believe that you should have the tender materials, please contact E*TRADE (1-800-838-0908), Fidelity (1-800-835-5097) or Georgeson (1-888-605-7543).

Will MGI PHARMA provide Financial/Tax Planning assistance?

MGI PHARMA will not provide financial or tax planning assistance.  MGI PHARMA associates should consult a personal financial or tax planner if they need such assistance.

Will health and welfare benefits change following the closing?  If so, when?  What will the new programs include?

In the merger agreement, Eisai has committed to offering employees of MGI PHARMA benefit programs that are generally comparable to those benefits they offer other Eisai US employees.  It is likely that their health and welfare benefits will be different from those of MGI PHARMA.

Will my accrued but unused vacation be recognized by Eisai following the closing?

Yes, Eisai will recognize your accrued unused vacation.

Will Eisai grant credit for an MGI PHARMA associate’s past service with MGI PHARMA for purposes of Eisai’s benefit/retirement plans?

In general, yes.  In the merger agreement, Eisai has committed to granting past service credit for an associate’s service with MGI PHARMA for purposes of Eisai’s benefit and retirement plans.  The exception is that no past service credit will be given for purposes of benefit accrual under any defined benefit pension plan that Eisai might have or for purposes of a qualified early retirement benefit.

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This Employment and Benefit Q&A is not an offer to purchase, a solicitation of an offer to sell shares of MGI PHARMA’s common stock or a recommendation as to whether any specific shareholder should tender shares of MGI PHARMA. YOU ARE URGED TO READ THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT, THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL REGARDING THE TENDER OFFER (AS SUCH DOCUMENTS HAVE BEEN AMENDED AND SUPPLEMENTED FROM TIME TO TIME) AS THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION AND GOVERN THE RIGHTS OF MGI PHARMA’S SHAREHOLDERS WITH RESPECT TO THE TENDER OFFER. The tender offer statement, the offer to purchase and the letter of transmittal have been filed by a Jaguar Acquisition Corp. with the SEC, and the solicitation/ recommendation statement has been filed by MGI PHARMA with the SEC. Investors and security holders may obtain a free copy of these statements and other documents filed by Jaguar Acquisition Corp. or MGI PHARMA with the SEC at the website maintained by the SEC at http://www.sec.gov/.  The tender offer statement and related materials, the solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Georgeson Inc., the information agent for the tender offer, at 1-212-440-9800 for banks and brokers or 1-888-605-7543 for all others or writing to 199 Water Street, 26th Floor, New York, NY 10038.